Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated July 22, 2025

Relating to Preliminary Prospectus Supplement Dated July 22, 2025

Registration Statement No. 333-278650

$175,000,000 ordinary shares

pre-funded warrants to purchase up to  ordinary shares

This free writing prospectus relates only to the public offering described below and should be read together with the preliminary prospectus supplement dated July 22, 2025, or the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus. This free writing prospectus supplements the Preliminary Prospectus Supplement and, to the extent inconsistent, supersedes the information in the Preliminary Prospectus Supplement. This free writing prospectus supplements the Preliminary Prospectus Supplement primarily to reflect the addition of certain pre-funded warrants, and the ordinary shares issuable upon the exercise of such pre-funded warrants, to the securities being offered by Pharvaris N.V. Except as otherwise indicated, all information in this free writing prospectus and the Preliminary Prospectus Supplement assumes no exercise of outstanding options or warrants, no settlement of outstanding restricted stock units, no exercise of the underwriters’ option to purchase additional shares of our ordinary shares and no exercise of the pre-funded warrants included in this offering.

This free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus. Financial information and other information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This free writing prospectus should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus, before making a decision in connection with an investment in the securities. Capitalized terms used in this free writing prospectus but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Ordinary shares Offered by us:	$175.0 million of ordinary shares

Pre-funded warrants offered by us:

We are also offering to one investor, in lieu of ordinary shares, pre-funded warrants to purchase ordinary shares. The purchase price of each pre-funded warrant will equal the price per share at which the ordinary shares are being sold to the public in this offering, minus $0.01, which is the exercise price of each pre-funded warrant. The pre-funded warrants do not expire, and each pre-funded warrant will be exercisable at any time after the date of issuance until the date the warrant is exercised in full, subject to an ownership limitation and in some cases clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act. See “Description of pre-funded warrants” for additional information. This free writing prospectus and the Preliminary Prospectus Supplement also relate to the offering of the ordinary shares issuable upon the exercise of such pre-funded warrants.

The lock-up restrictions described in the Preliminary Prospectus Supplement under “Underwriting” will not apply to the issuance of ordinary shares upon the exercise of the pre-funded warrants during the 90-day period following the date of the final prospectus supplement to be filed in connection with this offering.

Underwriters’ option to Purchase Additional Ordinary Shares	We have granted the underwriters an option to purchase up to an additional $22,500,000 of ordinary shares from us, at the public offering price, less the underwriting discounts and commissions, for a period of 30 days after the date of this prospectus supplement.

Ordinary shares to be outstanding after this offering	ordinary shares, or ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full, in each case excluding any ordinary shares issuable upon exercise of the pre-funded warrants.

Use of Proceeds	We intend to use the net proceeds of this offering primarily to fund research and development expenses for our late-stage clinical programs, the hiring of a sales and marketing team in the U.S. and related commercialization expenses, and for working capital and general corporate purposes. See “Use of proceeds” for additional information.

Risk Factors	Your investment involves a high degree of risk. See “Risk factors” below, as well as “Risk factors” beginning on page S-5 of the Preliminary Prospectus Supplement and other information included and incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, for a discussion of factors that you should carefully consider before deciding to invest in our securities.

The Nasdaq Global Select Market Symbol	“PHVS.” We do not intend to list the pre-funded warrants on The Nasdaq Global Select Market or any other national securities exchange or nationally recognized trading system. Without an active market, the liquidity of the pre-funded warrants will be limited.

The number of our ordinary shares to be outstanding after this offering is based on our ordinary shares outstanding as of March 31, 2025 and excludes:

•	4,263,286 million of our ordinary shares issuable upon the exercise of options outstanding as of March 31, 2025, at a weighted-average exercise price of $9.22 per ordinary share; and

•	1,837,441 million ordinary shares issuable upon vesting of restricted stock units under our equity incentive plan as of March 31, 2025.

Unless otherwise stated, all information contained in this prospectus supplement reflects and assumes no exercise of the outstanding options or settlement of the outstanding restricted stock units referred to above after March 31, 2025, no exercise by the underwriters of their option to purchase up to an additional $22,500,000 of ordinary shares in this offering and no exercise of the pre-funded warrants offered hereby.

Risk Factors

If you purchase ordinary shares or pre-funded warrants in this offering, you will suffer immediate dilution of your investment.

If you purchase our ordinary shares or pre-funded warrants in this offering, you will incur immediate and substantial dilution in the as adjusted net tangible book value of your securities because the price that you pay will be substantially greater than the net tangible book value per share of the securities you acquire. This dilution is due to our investors who purchased our ordinary shares prior to this offering having paid substantially less when they purchased their shares than the price at which our ordinary shares are being offered to the public in this offering. Based on the public offering price of $  per ordinary share and $  per pre-funded warrant, purchasers of ordinary shares or pre-funded warrants in this offering will experience immediate dilution of $  per share in net tangible book value. To the extent outstanding options are exercised, or outstanding restricted stock units vest and are settled, there will be further dilution to new investors. As a result of the dilution to your holdings, you may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

There is no public market for the pre-funded warrants being offered in this offering.

There is no established public trading market for the pre-funded warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the pre-funded warrants on any securities exchange or nationally recognized trading system, including the Nasdaq Global Select Market. Without an active market, the liquidity of the pre-funded warrants will be limited.

Holders of pre-funded warrants purchased in this offering will have no rights as shareholders until such holders exercise their pre-funded warrants and acquire our ordinary shares.

Until holders of pre-funded warrants acquire our ordinary shares upon exercise of the pre-funded warrants, holders of pre-funded warrants will have no rights with respect to our ordinary shares underlying such pre-funded warrants. Upon exercise of the pre-funded warrants, the holders will be entitled to exercise the rights of a shareholder only as to matters for which the record date occurs after the exercise date.

Significant holders or beneficial owners of our ordinary shares may not be permitted to exercise the pre-funded warrants that they hold.

Holders of pre-funded warrants will not be entitled to exercise any portion of any pre-funded warrant that, upon giving effect to such exercise, would cause the exercising holder to acquire beneficial ownership of ordinary shares (together with all other equity of the Company owned by such holder at such time) with a value of or in excess of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act, notification threshold applicable to the holder (absent an applicable exemption to filing a notice and report form under the HSR Act). As a result, holders of pre-funded warrants may not be able to exercise their pre-funded warrants for our ordinary shares at a time when it would be financially beneficial for them to do so. In such a circumstance, holders could seek to sell their pre-funded warrants to realize value, but may be unable to do so in the absence of an established trading market and due to applicable transfer restrictions.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $  million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, or approximately $  million if the underwriters exercise their option to purchase additional ordinary shares from us in full. We will receive nominal proceeds, if any, from any exercise of pre-funded warrants. We intend to use the net proceeds of this offering primarily to fund research and development expenses for our late-stage clinical programs, the hiring of a sales and marketing team in the U.S. and related commercialization expenses, and for working capital and general corporate purposes. Our expected use of the net proceeds from this offering represents our current intentions based upon our present plans and business conditions, which could change in the future as our plans and business conditions evolve. We expect that our total research and development expenses will increase in 2025 and 2026 as we continue to focus on the development of our product candidates IR and XR, including continuing to progress IR and XR through clinical development, as well as explore potential expansion programs. There may be unforeseen expenses beyond our control, including third-party costs that we cannot predict, inherent in the clinical development and regulatory approval process. Based on our planned use of the net proceeds from this offering and our existing cash, cash equivalents and investments, we expect that such funds will be sufficient to enable us to fund our operations into the first half of 2027, subject to certain assumptions, including clinical development plans and timelines. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the consummation of this offering or the amounts that we will actually spend on the uses set forth above. For example, we may use a portion of the net proceeds to in-license, acquire or invest in complementary technologies, products or assets. However, we have no current plan, commitments or obligations to do so. There is a risk that our development of our product candidates or any other future clinical development or product discovery program may not result in marketing approval. To the extent that we fail to obtain approval to market our product candidates or any other clinical development or product discovery program in a timely manner and have to continue clinical trials over a longer period of time, our research and development expenses may further increase. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress, timing and completion of our development efforts, the status of and results from our ongoing clinical trials or any preclinical studies or other clinical trials we may commence in the future, the time and costs involved in obtaining regulatory approval for our product candidates or any other future clinical development or product discovery program, as well as maintaining our existing collaborations and any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our board of directors will have broad discretion in applying the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

Pending their use, we might plan to invest a portion of the net proceeds from this offering in short- and intermediate-term interest-bearing financial assets and certificates of deposit.

Dilution

If you invest in our ordinary shares or exercise of the pre-funded warrants acquired in this offering, your ownership interest will be diluted immediately to the extent of the difference between the price you pay in this offering and the net tangible book value per ordinary share after this offering. Our net tangible book value as of March 31, 2025 was $243.7 million (€225.3 million), or $4.47 per ordinary share (€4.14 per ordinary share), based on 54,493,142 ordinary shares then outstanding. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding intangible assets, divided by 54,493,142, the total number of our ordinary shares issued and outstanding at March 31, 2025.

After giving effect to the sale of  of our ordinary shares in this offering at an offering price of $  per share and pre-funded warrants to purchase    ordinary shares at the offering price of $  per pre-funded warrant (which equals the public offering price per ordinary share less the $0.01 per share exercise price of each such pre-funded warrant), less the estimated commissions and estimated offering expenses payable by us, our net tangible book value at March 31, 2025 would have been $  million, or $  per ordinary share (assuming equity classification). This represents an immediate increase in net tangible book value of $  per share to existing shareholders and an immediate dilution of $  per share to investors in this offering. The following table illustrates this per share dilution.

Offering price per share	$
Net tangible book value per share as of March 31, 2025		$243.7
Increase in net tangible book value per share attributable to the offering	$

As adjusted net tangible book value per share after giving effect to the offering	$

Dilution per share to new investors participating in the offering	$

If the underwriters exercise their option to purchase up to an additional $22,500,000 of ordinary shares in full at the public offering price of $  per ordinary share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the as-adjusted net tangible book value would be $  per share, representing an immediate increase in net tangible book value of $  per share to existing shareholders and an immediate dilution in as-adjusted net tangible book value of $   per share to new investors purchasing ordinary shares this offering.

The above discussion and table are based on our ordinary shares outstanding as of March 31, 2025 and excludes:

•	4,263,286 million of our ordinary shares issuable upon the exercise of options outstanding as of March 31, 2025, at a weighted-average exercise price of $9.22 per ordinary share;

•	1,837,441 million ordinary shares issuable upon vesting of restricted stock units under our equity incentive plan as of March 31, 2025; and

•	ordinary shares issuable upon exercise of the pre-funded warrants being offered in this offering.

Assuming the pre-funded warrants were immediately and fully exercised, this would result in an as adjusted net tangible book value per share, after giving effect to this offering and warrant exercise of $  per ordinary share, which represents a dilution per share to new investors of $  , and an increase in net tangible book value per share to existing shareholders of

To the extent that outstanding options are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities may result in further dilution to our shareholders.

Description of Pre-Funded Warrants

The following is a brief summary of certain terms and conditions of the pre-funded warrants being offered by this prospectus supplement. The following description is subject in all respects to the provisions contained in the pre-funded warrants.

Form. The form of pre-funded warrant will be filed as an exhibit to our Current Report on Form 6-K that we expect to file with the SEC.

Exercise Price. The exercise price per whole ordinary share purchasable upon the exercise of the pre-funded warrants is $0.01 per ordinary share. The exercise price of the pre-funded warrants is subject to appropriate adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, share or other property to our shareholders.

Exercisability; Exercise Limitations. The pre-funded warrants are exercisable at any time after their original issuance until fully exercised, subject to the ownership limitation described below. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of ordinary shares purchased upon such exercise; provided that if such exercise would result in a holder acquiring beneficial ownership of ordinary shares of the Company with a value of or in excess of the HSR Act, notification threshold applicable to the holder (the “HSR Threshold”), and no exemption to filing a notice and report form under the HSR Act is applicable, then only such portion of the pre-funded warrants, which when exercised does not exceed the HSR Threshold, will be exercisable and the applicable exercise notice shall be deemed to relate only to such portion of the pre-funded warrants, and the remaining portion of the pre-funded warrants in excess of the HSR Threshold shall not be exercisable until the expiration or early termination of the applicable waiting periods or receipt of applicable approval. After such expiration or early termination of the applicable waiting period or receipt of applicable approval, the HSR Threshold will no longer be applicable to the pre-funded warrants, notwithstanding any other provision thereof. No fractional ordinary shares will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the fair market value of any such fractional shares.

Transferability. Subject to applicable laws, the pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not plan on applying to list the pre-funded warrants on the Nasdaq Global Select Market, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our ordinary shares, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction without regard to any limitations on exercised contained in the pre-funded warrants.

No Rights as a Shareholder. Except by virtue of such holder’s ownership of our ordinary shares, the holder of a pre-funded warrant does not have the rights or privileges of a holder of our ordinary shares, including any voting rights, until the holder exercises the pre-funded warrant and receives the underlying ordinary shares.

Registration Rights. The Company intends to grant the investor purchasing pre-funded warrants customary registration rights, including demand registration rights, with respect to the ordinary shares issuable upon exercise of the pre-funded warrants.

Material United States Federal Income Tax and Dutch Income Tax Considerations of Ordinary Shares

The information presented under the caption “—Material U.S. Federal Income Tax Considerations to U.S. Holders” below is a discussion of material U.S. federal income tax consequences to a U.S. Holder (as defined below) of owning and disposing of our ordinary shares. The information presented under the caption “—Material Dutch Tax Considerations” is a discussion of the material Dutch tax consequences of owning and disposing of our ordinary shares and pre-funded warrants.

You should consult your own tax adviser regarding the applicable tax consequences to you of investing in our ordinary shares or pre-funded warrants under the laws of the United States (federal, state and local), the Netherlands, and any other applicable jurisdiction.

Material U.S. Federal Income Tax Considerations to U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences to the U.S. Holders, as defined below, of owning and disposing of our ordinary shares. It does not describe all tax consequences that may be relevant to a particular person’s decision to acquire or dispose of our ordinary shares, and it does not describe the tax consequences of owning and disposing of pre-funded warrants. This discussion applies only to a U.S. Holder that holds our ordinary shares as capital assets within the meaning of Section 1221 of the Code for U.S. federal income tax purposes, and this discussion applies only to such ordinary shares. This discussion is general in nature and it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including the potential application of the Medicare contribution tax, estate or gift tax consequences, any tax consequences other than U.S. federal income tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	corporations that accumulate earnings to avoid U.S. federal income tax, or expatriated entities subject to Section 7874 of the Code;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons who own or acquire our pre-funded warrants;

•	entities or arrangements classified as partnerships, S corporations or other pass-through entities for U.S. federal income tax purposes or investors in such entities or arrangements;

•	tax-exempt entities;

•	“individual retirement accounts” or “Roth IRAs” or other tax-deferred accounts;

•	any persons that acquire ordinary shares directly or indirectly in connection with the performance of services;

•	persons who are subject to Section 451(b) of the Code;

•	persons that own or are deemed to own ten percent or more of our shares (by vote or value);

•	regulated investment companies, real estate investment trusts, real estate mortgage investment conduits; or

•	persons holding ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partner and the partnership. Partnerships (or other entity or arrangement that is classified as partnership for U.S. federal income tax purposes) holding ordinary shares and partners in such partnerships or other entity should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ordinary shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the Netherlands and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not sought, and do not expect to seek, any ruling from the U.S. Internal Revenue Service (the “Service”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Service or a court would agree with our statements and conclusions or that a court would not sustain any challenge by the Service in the event of litigation.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares, who is eligible for the benefits of the Treaty and who is:

•	an individual who is a citizen or resident in the U.S.;

•

a corporation, or other entity taxable as a corporation for U.S federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if either (1) a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE APPLICATION OF U.S. NON-INCOME TAX LAWS AND THE LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, IN LIGHT OF THEIR PARTICULAR SITUATION.

Taxation of Distributions

We do not expect to make distributions on our ordinary shares in the near future. In the event that we do make distributions of cash or other property, subject to the PFIC rules described below, distributions paid on our ordinary shares will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. If and for so long as our ordinary shares are listed on the Nasdaq or another established securities market in the United States or if and for so long as we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” if we are not treated as a PFIC with respect to the U.S. Holder and were not treated as a PFIC with respect to the U.S. Holder in the preceding taxable year, and if certain other requirements are met. Therefore, subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of Dutch income taxes. Subject to the PFIC rules described below, the amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will generally not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

Subject to the PFIC rules described below, dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euro will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Dutch income taxes withheld from dividends on our ordinary shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. Dutch taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Dutch income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules described below, gain or loss realized on the sale or other disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. U.S. holders who hold different blocks of ordinary shares (ordinary shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look- through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. Based on the nature of our business, our financial statements, and our expectations about the nature and amount of our income, assets and activities we do not believe we were a PFIC in 2024 and we do not expect to be a PFIC in 2025 or in the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or lower-tier PFICs. Whether we or any of our subsidiaries will be a PFIC in 2025 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because among other things, a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time. Therefore, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Accordingly, there can be no assurance that we will not be a PFIC in 2025 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds or is deemed to hold ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds or is deemed to hold ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its ordinary shares.

Under certain attribution rules, assuming we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of any lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even if the U.S. Holder has not received the proceeds of those distributions or dispositions.

Generally, if we were a PFIC for any taxable year during which a U.S. Holder held or is deemed to have held ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of such ordinary shares, or an indirect disposition of shares of a lower-tier PFIC, would be allocated ratably over the U.S. Holder’s holding period for such ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder with respect to its ordinary shares (or a distribution by a lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ordinary shares, provided that the ordinary shares are “marketable.” Ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares, as applicable, in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). A mark-to-market election generally cannot be made for equity interests in any lower-tier PFIC unless shares of such lower-tier PFIC are themselves “marketable.” As a result, if a U.S. Holder makes a mark-to-market election with respect to our ordinary shares, the U.S. Holder would nevertheless be subject to the PFIC rules described above with respect to its indirect interest in any lower-tier PFIC unless the U.S. Holder makes a QEF Election with respect to such lower-tier PFIC, as discussed below. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

In addition, in order to avoid the application of the foregoing rules, a U.S. person that owns stock in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC, and each PFIC in which the PFIC holds equity interests, if the PFIC provides the information necessary for such election to be made. In order to make such an election, a U.S. person would be required to make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to the U.S. person’s timely filed U.S. federal income tax return generally for the first taxable year that the entity is treated as a PFIC with respect to the U.S. person. A U.S. Holder generally may make a separate election to defer payment of taxes on the undistributed income inclusion under the QEF rules, but if deferred, any such taxes are subject to an interest charge. If a U.S. person makes a QEF Election with respect to a PFIC, the U.S. person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. There is no assurance that we will provide information necessary for U.S. Holders to make QEF Elections. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election will not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its ordinary shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed, if any, on the ordinary shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of ordinary shares in an amount equal to the difference between the amount realized and its adjusted tax basis in our ordinary shares. U.S. Holders should note that if they make QEF Elections with respect to us and lower-tier PFICs, if any, they may be required to pay U.S. federal income tax with respect to their ordinary shares for any taxable year significantly in excess of any cash distributions, if any, received on the ordinary shares, as applicable, for such taxable year. If we determine that any of our subsidiaries is a lower-tier PFIC for any taxable year, there is no assurance that we will provide information necessary for U.S. Holders to make a QEF Election with respect to such lower-tier PFIC. U.S. Holders should consult their tax advisers regarding making QEF Elections in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules. The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their tax advisers with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares, as applicable, the consequences to them of an investment in a PFIC (and any lower-tier PFICs), any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.

Information Reporting With respect to Foreign Financial Assets

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Backup Withholding

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding whether or not they are obligated to report information relating to their ownership and disposition of ordinary shares.

Material Dutch Tax Considerations

Scope of Discussion

This section only outlines certain material Dutch tax consequences of the acquisition, holding and disposal of our ordinary shares and the acquisition, holding, exercise and disposal of our pre-funded warrants. This section does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of our ordinary shares or pre-funded warrants and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this section should be treated with corresponding caution.

This section is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, including, for the avoidance of doubt, the tax rates, tax brackets and deemed returns applicable on the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change may invalidate the contents of this section, which will not be updated to reflect such change. Where this section refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe.

THIS SECTION IS INTENDED AS GENERAL INFORMATION ONLY AND IS NOT DUTCH TAX ADVICE OR A COMPLETE DESCRIPTION OF ALL DUTCH TAX CONSEQUENCES RELATING TO THE ACQUISITION, HOLDING AND DISPOSAL OF OUR ORDINARY SHARES AND THE ACQUISITION, HOLDING, EXERCISE AND DISPOSAL OF OUR PRE-FUNDED WARRANTS. HOLDERS OR PROSPECTIVE HOLDERS OF OUR ORDINARY SHARES OR PRE-FUNDED WARRANTS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE DUTCH TAX CONSEQUENCES RELATING TO THE ACQUISITION, HOLDING AND DISPOSAL OF THE ORDINARY SHARES AND THE ACQUISITION, HOLDING, EXERCISE AND DISPOSAL OF OUR PRE-FUNDED WARRANTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

This section does not describe any Dutch tax considerations or consequences arising from the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024; the Dutch implementation of Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large- scale domestic groups in the European Union) which may be relevant for a particular holder.

Please note that this section does not describe the Dutch tax consequences for:

(i)

a holder of our ordinary shares or pre-funded warrants if such holder has a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of an individual together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights, including pre-funded warrants, to acquire, directly or indirectly, such interest, or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)

a holder of our ordinary shares or pre-funded warrants, if the ordinary shares or pre-funded warrants held by such holder qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of, or right to acquire, 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

(iii)

a holder of our ordinary shares which is or who is entitled to or required to apply the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the ordinary shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting). Generally, a holder of our ordinary shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in our nominal paid-up share capital;

(iv)

pension funds, investment institutions (fiscale beleggingsinstellingen), tax exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax, entities that have a function comparable to an investment institution or tax exempt investment institution, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards;

(v)

a holder of our ordinary shares or pre-funded warrants if such holder is an individual for whom the ordinary shares or pre-funded warrants or any benefit derived from the ordinary shares or pre-funded warrants is a remuneration or deemed to be a remuneration for (employment) activities performed by such holder or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001); and

(vi)	a holder of our outstanding options or restricted stock units.

Withholding Tax on Dividends

Regular Dutch Dividend Withholding Tax

Dividends distributed by us generally are subject to Dutch dividend withholding tax at a rate of 15%. Generally, we are responsible for the withholding of such dividend withholding tax at source; the Dutch dividend withholding tax is for the account of the holder of our ordinary shares.

The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•

liquidation proceeds, proceeds of redemption of our ordinary shares, or proceeds of the repurchase of ordinary shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities, in each case to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for Dutch dividend withholding tax purposes;

•

an amount equal to the par value of our ordinary shares issued or an increase of the par value of ordinary shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of the paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that we have net profits (zuivere winst), unless (i) the general meeting has resolved in advance to make such repayment and (ii) the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association. The term “net profits” includes anticipated profits that have yet to be realized.

Corporate legal entities that are resident or deemed to be resident of the Netherlands for Dutch corporate income tax purposes (“Dutch Resident Entities”) generally are entitled to an exemption from, or a credit for, any Dutch dividend withholding tax against their Dutch corporate income tax liability. The credit in any given year is, however, limited to the amount of Dutch corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. Individuals who are resident or deemed to be resident of the Netherlands for Dutch personal income tax purposes (“Dutch Resident Individuals”) generally are entitled to a credit for any Dutch dividend withholding tax against their Dutch personal income tax liability and to a refund of any residual Dutch dividend withholding tax. The above generally also applies to holders of our ordinary shares that are neither resident nor deemed to be resident of the Netherlands (“Non-Resident Holders”) if the ordinary shares are attributable to a Dutch permanent establishment of such Non-Resident Holder.

A holder of our ordinary shares resident of a country other than the Netherlands may, depending on such holder’s specific circumstances, be entitled to exemptions from, reductions of, or full or partial refunds of, Dutch dividend withholding tax under Dutch national tax legislation, European Union law, or treaties for the avoidance of double taxation in effect between the Netherlands and such other country.

Dividend stripping

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends we paid is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention. The burden of proof with respect to beneficial ownership of dividends distributed by us rests on the Dutch tax authorities. If, however, a shareholder would receive dividends, including dividends on our ordinary shares, in a calendar year in respect of which an aggregate amount of EUR 1,000 in Dutch dividend withholding tax would otherwise be due based on the rate of 15%, the burden of proof with respect to beneficial ownership of such dividends lies with the shareholder. Furthermore, for shares traded on a regulated market, including our ordinary shares, it has been codified that the record date is used when determining the person who is entitled to the dividend.

Pre-Funded Warrants

The exercise of the pre-funded warrants does in our view not give rise to Dutch dividend withholding tax (or Dutch conditional dividend withholding tax as described below), except to the extent (i) the purchase price for the pre-funded warrant (consisting of the pre-funded purchase price and the exercise price) is below the par value of our ordinary shares (currently, the par value per ordinary share is €0.12 and the purchase price is the price per share at which ordinary shares are being sold to the public in this offering, minus $0.01) and (ii) such difference is not charged against our share premium reserve recognized for Dutch (conditional) dividend withholding tax purposes.

If any Dutch (conditional) dividend withholding tax due is not effectively withheld for the account of the relevant holder of a pre-funded warrant, Dutch (conditional) dividend withholding tax shall be due by us on a grossed-up basis.

In addition, it cannot be excluded that payments made in consideration for a repurchase or redemption of a pre-funded warrant or a full or partial cash settlement of the pre-funded warrants, if any, are in part subject to Dutch (conditional) dividend withholding tax. To date, no authoritative case law of the Dutch courts has been made publicly available in this respect.

Exceptions and relief from Dutch dividend withholding tax may apply as set forth in the preceding paragraphs.

Conditional Withholding Tax on Dividends

In addition to the regular Dutch dividend withholding tax as described above, a Dutch conditional withholding tax will be imposed on dividends distributed by us to a Related Entity (as defined below), if such Related Entity:

(i)

is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a “Listed Jurisdiction”); or

(ii)	has a permanent establishment located in a Listed Jurisdiction to which the ordinary shares are attributable; or

(iii)

holds the ordinary shares with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or

(iv)

is not considered to be the beneficial owner of the ordinary shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the ordinary shares (a hybrid mismatch); or

(v)	is not resident in any jurisdiction (also a hybrid mismatch); or

(vi)

is a reverse hybrid (within the meaning of Article 2(11) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid holding a Qualifying Interest in to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021).

For purposes of this section:

•	“Related Entity” means an entity (i) that has a Qualifying Interest in us or (ii) in which a third party has a Qualifying Interest if such third party also has a Qualifying Interest in us.

•

“Qualifying Interest” means a direct or indirectly held interest—either by an entity individually or, if an entity is part of a Qualifying Unity, jointly—that enables such entity or such Qualifying Unity to exercise a definitive influence over another entity’s decisions and allows it to determine that other entity’s activities (as interpreted by the European Court of Justice in case law on the right of freedom of establishment (vrijheid van vestiging)).

•

“Qualifying Unity” means entities acting together with the main purpose or one of the main purposes of avoiding Dutch conditional withholding tax at the level of any of those entities (kwalificerende eenheid).

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2025: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2025: 25.8%).

Taxes on Income and Capital Gains

Dutch Resident Entities

Generally, if the holder of ordinary shares or pre-funded warrants is a Dutch Resident Entity, any income derived or deemed to be derived from the ordinary shares and pre-funded warrants or any capital gains realized on the disposal or exercise, as applicable, or deemed disposal of the ordinary shares or pre-funded warrants is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2025).

Dutch Resident Individuals

If the holder of our ordinary shares or pre-funded warrants is a Dutch Resident Individual, any income derived or deemed to be derived from the ordinary shares or pre-funded warrants or any capital gains realized on the disposal or deemed disposal or exercise, as applicable, of the ordinary shares or pre-funded warrants is subject to Dutch personal income tax at the progressive rates (with a maximum of 49.50% in 2025), if:

(i)

the ordinary shares or pre-funded warrants are attributable to an enterprise from which the holder of ordinary shares or pre-funded warrants derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or

(ii)

the holder of ordinary shares or pre-funded warrants is considered to perform activities with respect to the ordinary shares or pre-funded warrants that go beyond ordinary asset management (normaal, actief vermogensbeheer) or otherwise derives benefits from the ordinary shares or pre-funded warrants that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden).

Taxation of savings and investments

If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the ordinary shares and pre-funded warrants will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the ordinary shares or pre-funded warrants are in principle not subject to Dutch income tax.

The Dutch Resident Individual’s assets and liabilities taxed under this regime, including the ordinary shares or pre-funded warrants, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the ordinary shares or pre-funded warrants, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (y) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2025).

The deemed return applicable to other investments, including the ordinary shares and pre-funded warrants, is set at 5.88% for the calendar year 2025. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of the ordinary shares or pre-funded warrants cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

On June 6 and 14, 2024, the Dutch Supreme Court (Hoge Raad) ruled that the current Dutch income tax regime for savings and investments in certain specific circumstances contravenes with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “Rulings”). This is, in short, the case in the event the deemed return on the investment assets exceeds the actual return realized in respect thereof (calculated in accordance with the rules set out in the Rulings and successfully demonstrated by the taxpayer). The rules set out in the Rulings have been implemented in Dutch tax law by the Dutch Box 3 Rebuttal Scheme Act (Wet tegenbewijsregeling box 3). Holders of our ordinary shares and pre-funded warrants are advised to consult their own tax advisor to ensure that the tax in respect of their ordinary shares and pre-funded warrants is levied in accordance with the applicable Dutch tax rules at the relevant time.

Non-residents of the Netherlands

A holder of our ordinary shares or pre-funded warrants that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch income tax in respect of income derived or deemed to be derived from our ordinary shares or pre-funded warrants or in respect of capital gains realized on the disposal or deemed disposal or exercise, as applicable, of the ordinary shares or pre-funded warrants, provided that:

(i)

such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969, as applicable) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares or pre-funded warrants are attributable; and

(ii)

in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares or pre-funded warrants that go beyond ordinary asset management and does not otherwise derive benefits from the ordinary shares or pre-funded warrants that are taxable as benefits from miscellaneous activities in the Netherlands.

Gift and Inheritance Taxes

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of ordinary shares or pre-funded warrants by way of a gift by, or on the death of, a holder of such ordinary shares or pre-funded warrants who is resident or deemed resident of the Netherlands at the time of the gift or the holder’s death.

Non-residents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands with respect to a transfer of our ordinary shares or pre-funded warrants by way of gift by, or on the death of, a holder of our ordinary shares or pre-funded warrants who is neither resident nor deemed to be resident of the Netherlands, unless:

(i)

in the case of a gift of our ordinary shares or pre-funded warrants by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands;

(ii)

in the case of a gift of our ordinary shares or pre-funded warrants made under a condition precedent, the holder of ordinary shares or pre-funded warrants is resident or deemed to be resident of the Netherlands at the time the condition is fulfilled; or

(iii)	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.

For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or such person’s death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Value Added Tax (“VAT”)

No Dutch VAT will be payable by a holder of our ordinary shares or pre-funded warrants in respect of any payment in consideration for the holding or disposal or exercise, as applicable, of our ordinary shares or pre-funded warrants.

Other Taxes and Duties

No Dutch documentation taxes (commonly referred to as stamp duties) will be payable by a holder of our ordinary shares or pre-funded warrants in respect of any payment in consideration for the holding or disposal or exercise, as applicable, of our ordinary shares or pre-funded warrants.

Underwriting

The underwriters will purchase the pre-funded warrants pursuant to the underwriting agreement described in the Preliminary Prospectus Supplement on terms generally consistent with those applicable to the ordinary shares being sold in the offering. The underwriting discounts and commissions per pre-funded warrant will be equal to the underwriting discounts and commissions per ordinary share sold in the offering. The underwriters have not been engaged to act as warrant agent for the pre-funded warrants or to act as underwriter or agent or otherwise participate in the issuance of the shares of our ordinary shares upon the exercise of the pre-funded warrants.

General

Additional conforming changes are hereby made to the Preliminary Prospectus Supplement to reflect the changes described in this free writing prospectus. All terms of the Preliminary Prospectus Supplement applicable to our ordinary shares will be applicable to the shares underlying the pre-funded warrants upon issuance.

Pharvaris N.V. has filed a registration statement (including a preliminary prospectus supplement dated July 22, 2025 and the accompanying base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying base prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from: Morgan Stanley & Co. LLC, 1585 Broadway, 29thFloor, New York, New York 10036, Attention: Equity Syndicate Desk, with a copy to the Legal Department, Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525, ext. 6105, or by email atsyndicate@leerink.com, Cantor Fitzgerald & Co. by mail at Attention: Capital Markets, 110 East 59th Street, New York 10022 or by email at prospectus@cantor.com, Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004, by telephone at (212) 667-8055, or by email atEquityProspectus@opco.com, and Van Lanschot Kempen (USA) Inc., 880 Third Avenue, 17th floor, New York, New York 10022, or by email at equitycapitalmarkets@vanlanschotkempen.com.